

September 9, 2011

Via Email
Ross Giles
Chief Executive Officer
Z3 Enterprises, Inc.
7322 S. Rainbow Blvd.
Suite 194
Las Vegas, NV 89139

> **Re:** **Z3 Enterprises, Inc.**
> **Current Report on Form 8-K, as amended**
> **Filed April 21, 2011**
> **File No. 000-53443**

Dear Mr. Giles:

We have reviewed your filing and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   We note your response to comment one from our letter dated July 20, 2011. It is still unclear to us why you believe you were not a shell company prior to the acquisition of HPEV, Inc. Please tell us in more detail about your business development between the time of entering into the joint venture agreement with Phoenix Productions and the acquisition of HPEV, and why you believe you were not a shell company just prior to the HPEV acquisition.

You may contact Christy Adams, Senior Staff Accountant, at 202-551-3363 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via Email
        Ryan Nail, Esq.
        The Crone Law Group